INCREASE OF THE SHARE CAPITAL -
ISSUE OF BONUS SHARES






PROSPECTUS





TORM

CONTENTS
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IMPORTANT NOTICE

1.   LIABILITY AND DECLARATION

2.   THE BASIS OF THE BONUS SHARE ISSUE

3.   BACKGROUND FOR THE CAPITAL INCREASE

4.   INFORMATION ON THE OFFERING AND THE ALLOTMENT

5.   INFORMATION ON THE RIGHTS OF THE SHARES

6.   INFORMATION ON THE ISSUING COMPANY

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                                                             P R O S P E C T U S
IMPORTANT NOTICE
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This document has been prepared by TORM (as defined below) pursuant to the requirements of Danish law and rules of the Copenhagen Stock Exchange and is intended to provide the shareholders of TORM with information relating to the issue of bonus shares resolved by the annual general meeting on 20 April 2004.

Attention is drawn to the fact that this notice as well as various parts of the information contained in this prospectus have been included due to the quotation of TORM shares in the form of American Depositary Shares (as defined below), evidenced by American Depositary Receipts (as defined below) on the Nasdaq National Market.

Neither the issue of bonus shares nor this document requires any action by the shareholders or ADR holders (as defined below) of TORM.

In some jurisdictions, the allotment of bonus shares or bonus ADRs (as defined below), as the case may be, may be limited according to legislation or regulation in force in such jurisdiction. This document does not constitute an offer to sell, or a solicitation by or on behalf of TORM or the Depositary Bank (as defined below) or any other person of an offer to purchase any of the shares or ADRs, as the case may be, of the Company in any jurisdiction where it is unlawful for such person to make such an offer or solicitation. Any person who receives this document, such bonus share or bonus ADRs is responsible for collecting any information on any such limitations, tax matters and any exchange controls and for observing such limitations, rules and restrictions. Copies of this document may not be mailed to or otherwise distributed or sent in, into or from any country where such distribution would be in conflict with any law or regulation of such country or any political subdivision thereof.

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1.   LIABILITY AND DECLARATION

This prospectus has been prepared by Aktieselskabet Dampskibsselskabet TORM (in the following referred to as "TORM" or the "Company").

To the best of our knowledge, the information contained in this prospectus is correct.

Copenhagen, 20 April 2004.

Aktieselskabet Dampskibsselskabet TORM


BOARD OF DIRECTORS                     MANAGEMENT

N. E. Nielsen                          Klaus Kjaerulff
Chairman                               CEO

Christian Frigast                      Klaus Nyborg
Deputy Chairman                        CEO

Lennart Arrias

Ditlev Engel

Rex Harrington

Peder Mouridsen

Gabriel Panayotides

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2.   THE BASIS OF THE BONUS SHARE ISSUE

At TORM's annual general meeting on 20 April 2004 it was decided to increase the share capital from DKK 182,000,000 by DKK 182,000,000 to DKK 364,000,000 by
issue of 18,200,000 bonus shares of DKK 10. No bonus share rights will be issued.

The bonus share issue will be carried out on the basis of the decision made by the above-mentioned general meeting and the content of this prospectus, and it will be implemented in accordance with the practice and the terms described herein.

TORM is a listed shipping company. The Company's shares are traded on the Copenhagen Stock Exchange as the original and primary place of listing. The Company's shares are also quoted on the Nasdaq National Market in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents one share of the Company. The Company's ADSs are issued under a deposit agreement ("Deposit Agreement") with Deutsche Bank Trust Company Americas as depositary bank ("Depositary Bank") in respect of the Company's ADR program ("ADR Program").

This prospectus has been prepared under Danish legislation only and has been prepared in Danish and English. The Danish version will prevail in the event of any discrepancy between the Danish and the English version. The Depositary Bank has not independently verified the accuracy or completeness of any of the information contained in this document, or the translation hereof, and gives no warranty, express or implied, that such information is accurate, complete and not misleading.

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3.   BACKGROUND FOR THE CAPITAL INCREASE

The earnings in TORM have been good the last few years and have in the financial year 2003 been very satisfactory. In addition, an objective of the Company's Board of Directors has since its election been to improve the liquidity in the TORM share. Considering this, the Board of Directors and the Management have found it suitable to double the share capital by issuing bonus shares in order to maintain and, if possible, to improve the liquidity in the TORM share.

Furthermore, it has also been deemed appropriate to increase the share capital so that the last few years of growth and the Company's current size are reflected in the capital structure.

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4.   INFORMATION ON THE OFFERING AND THE ALLOTMENT

By virtue of the issue, the share capital is increased from nominally DKK 182,000,000 by nominally DKK 182,000,000 to nominally DKK 364,000,000 by the issuing of 18,200,000 bonus shares of DKK 10 each.

SHARE CAPITAL     BEFORE THE INCREASE     THE INCREASE      AFTER THE INCREASE
-------------     -------------------     ------------      ------------------

NUMBER OF SHARES   18,200,000               18,200,000       36,400,000
NOMINAL VALUE     182,000,000              182,000,000      364,000,000

The bonus shares will be allotted at the ratio of one to one, so that one (1) share of DKK ten (10) will entitle the holder to receive one (1) new bonus share of DKK 10.

As no rights to acquire bonus shares will be issued, there will not be any trading in such rights.

Those shareholders in TORM whose shares as of the daily update on Thursday, 6 May 2004 are registered with the Danish Securities Centre (in Danish:
"Vaerdipapircentralen") will be entitled to receive bonus shares. Allotment of the bonus shares will take place on 6 May 2004 by registration on the shareholder's account with the Danish Securities Centre. Value date will be 10 May 2004.

Any holders of ADRs ("ADR Holders") who are registered on the books and records of the Depositary Bank as of the close of business in New York on 6 May 2004, being the record date set by the Depositary Bank as the date establishing entitlement to receipt of bonus shares to be allotted in the form of ADRs ("Bonus ADRs"), to be issued to any such ADR Holders in proportion to the number of ADRs held by such ADR Holder on the record date ("Depositary Bank Record Date"), and for whom the Depositary Bank is holding shares registered in its name within the custodial account of the Depositary Bank in Denmark or to whom ADRs have been Pre-Released pursuant to Section 5.10 of the Deposit Agreement, shall, in accordance with i) the Depositary Bank Record Date, ii) the terms of the Deposit Agreement and iii) the payment of any applicable fees of the Depositary Bank to be paid pursuant to the Deposit Agreement, be entitled to receive bonus shares as described above to be issued to such ADR Holders in the form of Bonus ADRs upon the distribution date to be advised by the Depositary Bank. Irrespective of the distribution date advised by the Depositary Bank, Bonus ADRs shall only be issued to ADR Holders entitled thereto, (i) upon the deposit and registration of bonus shares in the name of the Depositary Bank or
(ii) in respect of ADR Holders of Pre-Released ADRs pursuant to the provisions of the Deposit Agreement. Each ADR Holder holding ADRs or Pre-Released ADRs (as the case may be) who is registered on the books and records of the Depositary Bank on the Depositary Bank Record Date will be entitled to receive one Bonus ADR in respect of each ADR or Pre-Released ADR (as the case may be) held. Allotment of the Bonus ADRs is expected to take place on or around 10 May 2004, subject to completion of the aforementioned steps, and registration of the Bonus ADRs on the ADR Holder's account with the Depositary Bank. In order to account for differences in settlement in the Danish and U.S. markets, the Depositary Bank will close its books to ADR issuance and cancellation beginning with the close of business in New York on 3 May 2004 through the close of business in New York on 10 May 2004.

No consideration is required to be paid to the Company by the shareholders or ADR Holders to receive the bonus shares or Bonus ADRs, as the case may be, allotted to them.

The share capital increase was registered with the Danish Commerce & Companies Agency (in Danish: "Erhvervs- og Selskabsstyrelsen") on 20 April 2004.

The new shares will be admitted for listing on the Copenhagen Stock Exchange from and including 4 May 2004. Admission for listing will be in the Company's existing Securities ID code/ISIN DK0010281468. Bonus ADRs issued in connection with the bonus share issue may be traded on the Nasdaq National Market on or about the same date under existing Cusip Number 0020810109.

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5.   INFORMATION ON THE RIGHTS OF THE SHARES

DENOMINATION

The share capital is divided into shares of DKK 10 each or any multiple thereof.

NEGOTIABILITY

The shares are negotiable instruments, and the transferability of the shares is not subject to any restrictions.

ISSUING OF SHARES

The shares are issued through the Danish Securities Centre and/or under an American Depositary Receipt Program (ADR Program).

PLACE OF LISTING

The shares of TORM are listed on the Copenhagen Stock Exchange and ADSs issued pursuant to the ADR Program are listed on the Nasdaq National Market. On the Copenhagen Stock Exchange the Company carries the short name "TORM". The ADSs are traded on the Nasdaq National Market and trade under the ticker symbol "TRMD".

REGISTRATION ON NAME

The shares are issued to bearer, but may be entered in the Company's register of shareholders in the name of the holder. Such registration can be made via the shareholder's account controller. ADRs are issued only in registered form.

REDEMPTION

No shareholder is obliged to have his shares redeemed.

PREFERENTIAL SUBSCRIPTION RIGHT

In connection with future capital increases, the new shares will have the same preferential subscription right as the present shares.

VOTING RIGHTS

Each share of DKK 10 gives one vote. Shares acquired by transfer will not carry any voting rights unless the shareholder has registered his shares in the Company's register of shareholders or has given notice of and provided documentation for his acquisition at the latest on the day before the notice of the general meeting.

DIVIDEND AND TAXATION OF DIVIDEND

The new shares will carry right to full dividend for the financial year 2004. Dividend will be paid through the Danish Securities Centre into the shareholder's account with an account controller. Subject to the exceptions set out in Danish legislation, payment of dividend will be made after deduction of dividend tax, at the moment 28 per cent.

OTHER RIGHTS

No shares confer special rights upon its holder.

The new shares will in all respects have the same rights as the present shares.

ADR HOLDER RIGHTS

Bonus ADRs and the rights and obligations of ADR Holders in respect thereof shall be subject to the terms of the Deposit Agreement and all rights including voting and rights to receive distributions in respect of underlying shares, including bonus shares, deposited with the Depositary Bank under the ADR Program, shall be in accordance therewith.

COSTS

The total costs in relation to the capital increase will be paid by TORM and are estimated at:

Fees to the Danish Securities Centre and the Copenhagen

Stock Exchange                                DKK                       150,000
Printing and distribution of prospectus       DKK                        50,000
Advertising                                   DKK                        10,000
Remuneration for arrangers and advisers       DKK                       175,000
Other costs                                   DKK                        15,000
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Total costs                                   DKK                       400,000
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ISSUING BANK AND BANKER

Danske Bank, which is the Company's issuing bank, registrar and primary bank, has been authorised to issue the new shares in TORM through the Danish Securities Centre. Bonus ADRs will be issued by the Depositary Bank.

PUBLIC TENDER AND EXCHANGE OFFER

No tender or exchange offers for the Company's shares have been made within the past financial year and the present financial year. The Company has not made any exchange offer for the shares of another company within the same period.

CHOICE OF LAW AND LEGAL VENUE

The capital increase and this prospectus are subject to Danish legislation. Any dispute arising out of the bonus share allotment must be brought before the Maritime and Commercial Court in Copenhagen.

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6.   INFORMATION ON THE ISSUING COMPANY

NAME, ADDRESS AND CONTACT INFORMATION:

A/S Dampskibsselskabet TORM
Marina Park
Sundkrogsgade 10
2100 Copenhagen
Denmark

Telephone: +45 39 17 92 00
Telefax: +45 39 17 93 93
Telex: 22315 TORM DK

Website: www.torm.dk

Registered office: the City of Copenhagen

Registration number

CVR no. 22460218

Financial year

Financial year: 1 January to 31 December.

Any questions in relation to the bonus share issue and this prospectus may be directed to Aktieselskabet
Dampskibsselskabet TORM, CFO Klaus Nyborg, tel. +45 39 17 92 00.


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TORM BACKGROUND

TORM was founded in 1889 by Captain Ditlev Torm and is today one of the most respected names in international shipping. A longtime focus on quality and a prudent style of financial management have earned it the respect of the maritime and financial communities alike. TORM's present fleet of nearly 100 vessels includes some of the most modern ships afloat. Commercial operations are conducted largely via pooling arrangements with other leading shipowners who share TORM's commitment to safety, environmental responsiblity and customer service, with TORM responsible for the commercial management of the majority of these pools. Headquartered in Copenhagen Stock Exchange as TORM. You'll find more about its history, fleet and core businesses along with detailed investor information at www.torm.dk.


A/S Dampskibsselskabet TORM
Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen
Denmark

Telephone: +45 39 17 92 00
Telefax: +45 39 17 93 93
Telex: 22315 TORM DK

Website: www.torm.dk